UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated December 9, 2009.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
Dated: December 9, 2009	By:	/s/ Yael Peretz
Yael Peretz
General Counsel

BluePhoenix Announces Closing of Acquisition of Business of DSKnowledge Ltd.

HERZLIYA, Israel--(BUSINESS WIRE)--BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has closed the acquisition of the business of DSKnowledge Ltd, a knowledge management software company for $2.25 million in cash  and the assumption of liabilities of approximately $0.7 million pursuant to the asset purchase agreement executed by BluePhoenix and DSKnowledge and its affiliates on November 11, 2009.  The closing conditions for the purchase of the services affiliated businesses of DSKnowledge were not fulfilled, and BluePhoenix only completed the purchase of the DSKnowledge business which includes the product business.

DSKnowledge is a leading provider of Knowledge Management (KM) software for enterprises. The company modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. The company offers proven solutions for enterprises such as financial institutions, logistics companies, the public sector, telecom operators, cable and satellite television broadcasters, healthcare, hi-tech organizations and more. By improving the management and delivery of knowledge, improving customer service, enhancing marketing efforts and reducing operating costs, DSKnowledge has become an invaluable solution that is used by enterprises with thousands of users. The product enables an enterprise to dramatically improve the efficiency and effectiveness of employees with a rapid deployment cycle. In addition, the product improves the end customers’ service level by a web enabled self service interface.

"We are excited to integrate the DSKnowledge offering into the BluePhoenix portfolio of solutions and to assimilate this talented team into our organization. With this new addition we offer an enterprise wide modernization solution starting from the infrastructure to the data, information and knowledge.  In today's business environment, knowledge management has become a key challenge to many enterprises, especially in the contact centers which represent a key interaction point between the enterprise and its customers. We believe that with the new addition to our portfolio we can address this challenge with an innovative solution", said Yaron Tchwella, CEO, BluePhoenix. "We anticipate that DSKnowledge's proven technology coupled by our global presence and delivery capabilities will be synergistic and will enable us to expand our customer base outside of Israel.   We also expect that we will be able to better address our current customers and to open doors for us with new potential customers around the world."

With regards to the affiliated businesses, the closing conditions were not fulfilled and the companies applied to the Israeli court requesting to initiate a process to enable the sale of the businesses and to reach an arrangement with the companies' creditors. BluePhoenix has entered a bid to acquire the assets for approximately $1.9 million in cash, through the court mandated process. This process is expected to be completed by February 2010.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “predicts,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of BluePhoenix, they are subject to various risks and uncertainties that could cause actual results to differ materially from BluePhoenix’s current expectations. These risks and uncertainties include but are not limited to: the failure of BluePhoenix to acquire certain assets of affiliates of DSKnowledge which were not acquired in the recent closing; the failure of BluePhoenix to successfully integrate the acquired assets into BluePhoenix’s business as anticipated; the failure to achieve the anticipated synergies from the acquisition; the incurrence of unexpected liabilities relating to the acquisition; the failure to successfully defend claims brought against BluePhoenix; the effects of the global economic and financial crisis; market demand for BluePhoenix’s products; successful implementation of BluePhoenix’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage BluePhoenix’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Contacts

BluePhoenix Solutions
Varda Sagiv, +972-9-9526110
vsagiv@bphx.com